SIERCHIO GRECO & GRECO, LLP

-----------

720 FIFTH AVENUE

NEW YORK, NEW YORK 10019

TELEPHONE (212) 246-3030

FACSIMILE (212) 246-2225

December 16, 2005

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attention: Edward M. Kelly, Senior Counsel

Mail Stop: 6010

Re:

Octillion Corp.: Pre Effective Amendment No. 2 (filed December 16, 2005) to the Registration Statement on Form SB-2 filed on August 30, 2005 (File No. 333-127953)

We have been authorized by the Company to submit the following responses on its behalf to your letter of December 5th, 2005 (the “December 5th Letter”).  The numbered responses are keyed sequentially to the numbered paragraphs in the December 5th Letter.  All capitalized terms used herein and not otherwise defined shall have the meaning ascribed thereto in Pre Effective Amendment No. 2 to the Form SB-2 as filed on December 16, 2005, three copies of which have been delivered to the Staff under separate cover.  Page references are to the hard copy of the prospectus as set forth in Amendment No. 2 as marked, unless otherwise indicated.

Risk Factors

1.

The requested revision has been made. Please refer to page   17. A similar revision was made in the section entitled “Plan of Distribution.” Please refer to page 49.

Use of Proceeds

2.

Footnote 1 to the table appearing on page 22 was revised to read as follows:

“Repayment of loan to the company by Mr. Harmel S. Rayat, an affiliated shareholder. The loan from Mr. Rayat is due April 27, 2006, and bears interest at the rate of 8.75% per annum.”

Management

3.

The requested clarification was added to the disclosure appearing on page 39, by revising the last sentence of Ms. DuMoulin’s biographical information to read  as follows:

“Ms. DuMoulin has served as a Director of the Company since February 17, 2003 through January 2005, while serving as an officer, director and employee of other companies. Since January of 2005 Ms. DuMoulin has devoted her full time and efforts on our behalf.”

Report of the Independent Registered Public Accounting Firm

4.

Please refer to the revised report of Ernst & Young LLP on page F-2.

5.

The City and State disclosures have been added; they were inadvertently dropped during the edgarizing process. Please refer to Page F-4.

Notes 5. Related Party Transactions

6.

The referenced language has been relocated to the section titled “Our Business.” Please refer to page(s) 24 and 25.

Risk Factors

6.

The Statement of Cash Flows has been revised in accordance with the December 5th Letter.  Please refer to page F-9

7.

The following has been add to footnote 5 of the financial statements appearing on page F-14:

“As of August 31, 2005 and 2004, respectively, there were 13,333,200 shares held by two directors and a major shareholder of the Company that are considered “restricted shares” as that term is defined in Rule 144 as promulgated under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act.”

Exhibit 99

8.

 For clarification the reference to “Exhibit A” in the subscription agreement and in the section entitled “Method of Subscribing” has been changed to Annex A; each reference to Annex A is to the Form 45-106F4 as attached to  Subscription Agreement.

The Company has decided not to limit sales of units in British Columbia to accredited investors; this necessitated the noted revisions. Form 45-106F4 is the form that an investor is required to sign and   deliver if the issuer of the securities is relying, as is the Company, on the   exemption from the prospectus delivery requirements of the Securities Act (British Columbia) afforded by Section 2.9 [Offering Memorandum] of National Instrument 45-106 - Prospectus and Registration Exemptions.

Form 45-106F4 (along with National Instrument 45-106) is available for viewing and downloading on the British Columbia Securities Commission website at: www.bcsc.bc.ca.

We hope that you find the foregoing responsive to the Staff’s comments. The Company appreciates your prompt attention to this filing.

Very truly yours,

/s/ Joseph Sierchio

Joseph Sierchio

cc.

Octillion Corp.

Attention: Terri DuMoulin